SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                         SPARTAN BUSINESS SERVICES CORP.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    84677A103
                                   -----------
                                 (CUSIP Number)


                               Neil Jason Pestell
                               3 Garforth Crescent
                              Droylsden, Manchester
                                     M43 7SW
                                011-07535 251358
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 31, 2010
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NEIL JASON PESTELL
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED KINGDOM
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

    NUMBER OF              5,000,000
     SHARES          -----------------------------------------------------------
   Beneficially      8     SHARED VOTING POWER
    OWNED BY
      EACH
    REPORTING        -----------------------------------------------------------
   PERSON WITH       9     SOLE DISPOSITIVE POWER

                           5,000,000
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      55.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Individual
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement on Schedule 13D/A ("Schedule 13D/A") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Spartan Business Services Corp., a Nevada corporation (the "Company"). The Company's principal executive office is located at10th Floor, 3 Hardman Street, Manchester United Kingdom M3 3HF .

Item 2. Identity and Background.

      (a) This statement is filed by Neil Jason Pestell (the "Reporting Person") with respect to shares directly owned by him.

      Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

      (b) The address of Neil Jason Pestell is 3 Garforth Crescent, Droylsden, Manchester, M43 7SW.

      (c) The principal occupation of the Reporting Person is an engineer and businessman. (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United Kingdom.

Amended Item 3. Source and Amount of Funds or Other Consideration.

      On August 10, 2010, the Reporting Person acquired 10,000,000 shares of the Company's voting Common Stock from Mr. Reno Calabrigo for $5,000. The funds utilized by the Reporting Person came from his personal funds. On August 31, 2010 the reporting person cancelled 5,000,000 shares of voting common stock and as of August 31, 2010 holds 5,000,000 shares.

Item 4. Purpose of Transaction.

      The shares of Common Stock owned by the
Reporting Person were acquired for, and are being held for, investment purposes. As discussed above, the shares were acquired pursuant to a private agreement with Reno Calabrigo.

      The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Amended Item 5. Interest in Securities of the Issuer.

      (a) As of the close of business on August 31, 2010, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 5,000,000 shares of common Stock. As of August 31, 2010, these shares represented 55.6% of the voting power of the 9,000,000 total voting shares of the Company's capital stock outstanding as reported.

      (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this
Schedule 13D.

      (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including August 31, 2010, up to the present other than the purchase by Reno Calabrigo of the shares relating to the within transaction on June 17, 2010 as set out in the Filing dated June 24, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the
Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 14, 2010                     by /s/Neil Jason Pestell
                                               ------------------------------
                                               Neil Jason Pestell